United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 7, 2023		Head of Investor Relations

Consequence Management Policy

DDCA 037/2021	Rev.: 00-20/08/2021	Nº: POL-0041-G	PUBLIC

Purpose: to establish guidelines for the consequence management process when the ethical principles set out in the Code of Conduct or in Vale's other normative documents are not complied with, characterizing a **misconduct**.

1. Principles:

Vale has a **Code of Conduct** that defines its ethical principles, values and key behaviours expected of all employees and administrators. It is everyone's obligation to read and understand Vale's Code of Conduct and practice these principles through behaviours, judgments and decisions exercised daily.

When these principles are not followed, characterized as a **misconduct**, it is up to leaders, administrators, and governance bodies to apply **consequences** to those responsible, in order to discourage misconduct and its negative impacts.

As an illustrative, non-exhaustive, guide, **Appendix 1** of this Policy lists examples of **misconduct**.

2. Application:

This Policy applies to all Vale's employees and administrators and its wholly owned subsidiaries and must be adopted by its direct and indirect controlled entities in Brazil and in other countries, always in compliance with these companies' constitutional documents and applicable laws. The adoption of this Policy is encouraged in other entities in which Vale has a participation interest, in Brazil and other countries.

3. References:

POL-0001-G – Code of Conduct and Vale's other policies and standards.

4. Main concepts and definitions:

Administrators: any member of the Board of Directors, the Fiscal Council, Advisory Committees and the Executive Committee.

Conduct and Integrity Committee: support and guidance body to the administration and the Board of Directors and Advisory Committees for the debate and proposal of ethical guidelines and non-deliberative analysis of **misconduct** and applicable consequences.

Consequences: disciplinary and educational measures applied as a result of a characterized **misconduct**.

Employee: for the purpose of this Policy, any employee, permanent or temporary, intern and/or trainee.

Misconduct: behavioral failure, incorrect judgment or omission characterizing non-compliance with the ethical principles described in Vale's Code of Conduct or in Vale's other policies and standards, regardless if there is an impact on Vale, its employees, society, communities and the environment.

Superiors: those that occupy the positions of Supervisors, Coordinators, Managers and Directors.

5. Roles and Responsibilities:

Area	Roles and Responsibilities
Board of Directors	Approve this Policy and any of its future amendments. Monitor the application of this Policy in biannual reports from the Compliance Department on the application of consequences. Determine in cases of disagreement the application of consequences for Employees and determine the consequences to be applied to members of the Executive Committee, Counselors and members of the Advisory Committees and Fiscal Council.
Audit Committee	Monitor the application of this Policy in quarterly reports from the Compliance Department on the application of consequences. Support the Compliance Department and the Board of Directors in cases of disagreement in the application of consequences.
Conduct and Integrity Committee	Propose improvements or updates to this Policy. Monitor the application of this Policy in monthly reports from the Compliance Department on the application of consequences. Guide the Compliance Department, the Executive Committee and the Board of Directors and Advisory Committees in cases of disagreement in the application of consequences.
Executive Committee	Monitor the application of this Policy in reports from the Compliance Department on the application of consequences with periodicity to be established by the Executive Committee. Determine consequences not determined by the Superiors. Discuss and seek consensus with the Conduct and Integrity Committee and the Compliance Department in cases of disagreement in the application of consequences.
Compliance Department	Investigate cases of misconduct reported through the Whistleblower Channel. Investigate all misconduct involving corruption of government officials. Guide the administration of the consequence deliberation process. Identify and escalate disagreements in the application of consequences.

	Immediately report to the Audit Committee's Coordinator and the Chairman of the Board of Directors[1] confirmed misconduct cases involving: (i) members of Vale's Executive Committee, Board of Directors, Fiscal Council and Advisory Committees (ii) Presidents/ Executive Directors of entities in Vale System or (iii) material financial impact. Guide the Committees and the Board in cases of disagreement in the application of consequences.
Superiors	Act upon proof of a misconduct, applying consequences as defined in this Policy, except in cases involving: (i) suspicions of corruption of government officials; (ii) members of Vale's Executive Committee, Board of Directors, Fiscal Council and Advisory Committees; (iii) Presidents/Executive Directors of entities in Vale System or (iv) financial impact, when the Compliance Department must be immediately trigged. Trigger the Compliance Department in cases where there are doubts in the authorship or level of impacts or that require investigation or further evidences. Consult the Executive Committee and/or the Compliance Department in cases where there are doubts about the consequence to be applied. Inform the Compliance Department monthly, via HRBPs, of all confirmed misconduct and the respective consequences applied, for registration and eventual statistics.
Human Resources - BPs	Technically support the process of consequences application performed by Superiors or higher instances when escalated. Controlling and monthly informing the Compliance Department of all misconduct evaluated and confirmed by Superiors and the respective consequences applied, for registration and eventual statistics.
Legal	Guide all instances involved in this Policy on general legal aspects applicable to this Policy, including data privacy.
Employees and Administrators	Read and understand the Code of Conduct and referenced policies, observing such guidelines in your daily behaviours and practices. Report any misconduct that you may be aware of, not staying silent.

6. Misconduct Identification

A misconduct may be identified by the Superior or through an allegation received by the Whistleblower Channel. In both cases, the Superior will always have primary responsibility for applying consequences, following the guidelines established in this Policy, which are also shown in the flowcharts in **Appendix 2**.

6.1 Misconduct identified by the Superior:

[1] In cases of confirmed misconduct involving the Chairman of the Board of Directors and/or the Audit Committee's Coordinator and/or the Compliance Officer, the person mentioned in the misconduct must be excluded from the notification and consequently from the consequences deliberation process.

- Specifically for cases involving: (i) suspicions of **corruption of government officials**; (ii) members of Vale's Executive Committee, Board of Directors, Fiscal Council and Advisory Committees; (iii) Presidents/ Executive Directors of entities in Vale System; or (iv) financial impact, the Superior must immediately trigger the Compliance Department, which will take over the investigations and the consequences management process;
- All cases of misconduct must be clearly characterized, leaving no doubts about the responsibilities involved and the impacts caused;
- Cases where there are doubts about the authorship or levels of impact must be shared with the Compliance Department for further investigation and evidence;
- All cases of misconduct characterized must be classified according to the **Table of Misconduct Severity** in item 7 of this Policy, which will consider the characteristics of the misconduct and its impacts, as well as mitigating or aggravating factors;
- For all cases classified according to their severity, consequences must be applied according to the **Table of Misconduct Consequences** in item 8 of this Policy;
- All cases classified of consequences deliberated by the Superiors must be reported monthly to the Compliance Department, via HRBPs, for registration in the consequences applied database and for eventual statistics to be reported to the governance bodies.

6.2 Misconduct identified through an allegation received by the Whistleblower Channel:

- All misconduct allegations will be investigated by the Compliance Department;
- The Compliance Department will inform, at its discretion, the alleged' s offender Superior during or after the investigation process, prioritizing the security and confidentiality of the process;
- Cases of confirmed misconduct involving (i) members of Vale's Executive Committee, Board of Directors, Fiscal Council and Advisory Committees; (ii) Presidents/Executive Directors of entities in Vale System; or (iii) material financial impact, must be immediately reported to the Audit's Committee Coordinator and to the Chairman of the Board of Directors;
- All **confirmed misconduct allegations** through an investigation process will be shared with the Superior to start the consequences application process;
- All cases of misconduct characterized must be classified according to the **Table of Misconduct Severity** in item 7 of this Policy, which will consider the characteristics of the misconduct and its impacts, as well as mitigating or aggravating factors;
- For all cases classified according to their severity, consequences must be applied according to the **Table of Misconduct Consequences** in item 8 of this Policy.

7. Table of Misconduct Severity

For the purposed of this Policy, misconduct will be classified into five severity categories, according to level of impact, which will guide the consequences application stated in item 8 of this Policy.

Table of Misconduct Severity

Misconduct Severity	**Characteristics and Impacts**
Misconduct of **very mild** severity	Punctual and involuntary actions and/or omissions, without intention of causing damage that, despite contravening the norm, did not cause damage or caused minimal damage; and No recurrence.
Misconduct of **mild** severity	Actions and/or omissions that, although involuntary, have caused completely remediable damage; and No recurrence or recurrent misconduct of **very mild** severity.
Misconduct of **medium** severity	Actions and/or omissions that, although involuntary, have caused partially remediable damage; and No impact on health, life, the environment or reputation; and Not characterized as serious criminal activity[2]; and No recurrence or recurrent misconduct of **mild** severity.
Misconduct of **high** severity	Actions and/or omissions, involuntary or not, that have caused recurring and/or non-remediable damages, even if indemnifiable; and No impact on life; and Recurrent misconduct of **medium** severity; or Conduct characterized as serious criminal activity (without intent).[3]
Misconduct of **very high** severity	**High** severity misconduct with impact on life; or Conduct characterized as very serious criminal activity (with intent)[4].

[2] Not serious criminal activity, or "atividade criminosa culposa" should be interpreted in accordance with the penal code of the applicable jurisdiction. For example, in Canada would include summary conviction offenses without intent.

[3] Serious criminal activity, or "atividade criminosa culposa" without intent should be interpreted in accordance with the penal code of the applicable jurisdiction. For example, in Canada would include hybrid or indictable offences without intent.

[4] Serious criminal activity, or "atividade criminosa dolosa" with intent should be interpreted in accordance with the penal code of the applicable jurisdiction. For example, in Canada would include indictable offenses with intent.

8. Table of Misconduct Consequences

Consequences will be applied according to the **severity** categories described in the previous item. For each severity category, the following consequences are foreseen.

Table of Misconduct Consequences

Misconduct Severity	**Consequences**
Misconduct of **very mild** severity	Verbal or written warning. Evaluate re-doing training.
Misconduct of **mild** severity	Written warning or suspension. Re-do training.
Misconduct of **medium** severity	Suspension and, when applicable, negative impact on any unpaid incentive award payments. Evaluate use of coaching.
Misconduct of **high** severity	Dismissal and, when applicable, negative impact on any unpaid incentive award payments.
Misconduct of **very high** severity	Dismissal or dismissal for cause and applicable legal consequences.

Misconducts of high and very high severity may, at the discretion of the Superior, the Executive Committee and/or in cases of disagreement, be submitted to an escalation process to ratify the consequences set out in this item, according to the following order of governance instances:

1º - Conduct and Integrity Committee
2º - Audit Committee
3º and final – Board of Directors

9. General Provisions:

All cases that have a disagreement between the severity classification and the respective consequence recommended must be escalated to the next higher level of review.

This Policy must be revised periodically, at least once in every two (2) years or on demand and submitted to the Board of Directors' approval.

Appendix 1: Types of Misconduct[5]:

For purposes of this Policy, some examples of misconduct are listed below which will guide the application of consequences. Other misconduct may be identified that will also be subject to consequences.

Related to Vale's Normative Documents:

- Violating, failing to observe, not paying attention to conducts, actions or practices that disrespect the values, principles, key behaviors, rules or guidelines contained in the Code of Conduct, Policies, the Vale Management Model, and any other Vale Normative Document;
- Failure to complete mandatory training;
- Intentionally omitting relevant information from, or falsifying, documents or forms used to verify adherence to any Vale Normative Document.

Related to Health, Security, Environment and Community Relations:

- Conduct, actions or practices that violate any laws, legal provisions or regulations related to health, safety and environment, whether globally and/or at the municipal, state or federal standards, in Brazil or in other countries, or corporate standards, or that may cause or result in potentially negative impacts on any stakeholders who may be affected by Vale activities, whether they are Employees or third parties.
- Violations of the Golden Rules.

Related to People:

- **Harassment and Sexual Harassment:** Have the meanings defined in the Code of Conduct and includes conduct, actions or practices known or should be known as unwelcome or inappropriate.
- **Discrimination:** Has the meaning defined in the Code of Conduct and includes treating individuals differently because of a characteristic unrelated to workplace performance.
- **Threats to life:** Statements or actions that suggest acts of violence or the presence of any type of weapon, ammunition, explosives or incendiary devices in the workplace, on company premises or in company vehicles.
- **Illicit activities on Company premises:** The use, possession, sale, distribution, concealment, transportation or production of illegal drugs, toxic substances, controlled substances or equipment related to drug use in the workplace or while doing business, among other criminal activities.
- **Improper use of resources:** Inappropriate, unauthorized or unlicensed use of goods or resources for reasons or purposes unrelated to Vale's activities or unrelated to the activities of entities in Vale System, including the inappropriate use of technology services and resources.

Related to Integrity:

- **Conflict of Interest[6]:** Has the meaning defined in the Code of Conduct and includes when an Employee or an Administrator acts for their own benefit, or to benefit someone else, regardless of whether Vale also receives a benefit, or is harmed – or not – by the action.

- **Corruption:**

[5] The conduct listed is intended to provide illustrative examples and is not exhaustive.

[6] If the existence of the conflict is immediately self-reported, there is no reason for disciplinary measures and instead steps will be taken to mitigate or eliminate the conflict.

(a) Authorize, pay, offer, or promise Anything of Value[7] to a government official or a private individual, whether directly or indirectly, to gain an improper advantage; and

(b) Hiring any suppliers and third parties that act on behalf of Vale and offer, promise, or authorize payments in cash or Anything of Value, directly or indirectly, to a government official or to a private individual to gain an improper advantage.

- **Unfair competition:** Conduct or practices that violate Vale's Antitrust Policy, POL 0015-G, or the laws that are intended to make sure that there is fair competition between businesses.
- **Fraud:** Statements, disclosures or actions that violate or conflict with accounting policies, procedures or practices, with norms and rules of regulatory bodies and/or other policies, procedures or practices of Vale that have an effect on its financial statements and respective notes and notes financial information disclosed to the market and presented to regulatory bodies. Deliberate fraud to obtain unjust or illegal personal gain including falsifying documents, accounting records, variable remuneration indicators.
- **Information security and privacy:** Disclosure of confidential or restricted company information, use, disclosure, or reveal of sensitive or confidential personal data of employees or third parties in violation of the Personal Data Protection and Privacy Policy, POL 0034-G, breach or use of credentials of other users, sharing passwords or any other violation of the Information Security Policy.
- **International Sanctions**: Sell, acquire, or engage Vale in any commercial or financial relationship that does not comply with the Sanctions Compliance Policy, POL 0025-G.
- **Theft:** Unauthorized removal of supplies, materials, equipment, vehicles, gas, tools, furniture, products, money, or other tangible assets.
- **Contract mismanagement:** Irregularities in contract management including failures/errors in contract measurements, in order to obtain personal or financial gains, for yourself or for third parties.
- **Hiring processes:** Irregularities in hiring processes, aiming to obtain personal or financial gains, for yourself or for third parties.

[7] Anything of Value has the meaning defined in the Anti-corruption Policy.

Appendix 2: Flowcharts

Misconduct identified by the Superior:


Misconduct Identified
Involves:
• Corruption of government officials;
• Vale's VP, members of BD, FC or Committees;
• CEO/ED of entities in Vale's System; or
• Financial impact
Yes
Trigger the Compliance Department
Investigation
Confirmed misconduct?
Yes
* Report to the Audit Committee and to the Board of Directors
No
Yes
Superior
Doubts in authorship, impacts caused or investigation needed?
No
Evaluation
Confirmed misconduct?
Yes
Classify the misconduct according to the Table of Severity
Define consequence to be applied according to the Table of Consequences
Cases of disagreement in defined consequence?
Yes
1° - Conduct and Integrity Committee
2° - Audit Committee
3° - Board of Directors
Consequence Application
Register in the consequences database
No
Consequence Application
If applicable, monthly inform the Compliance Department, via HR's BPs, of the misconduct and respective consequence applied
Register in the consequences database

VP - Vice President
BD - Board of Directors
FC - Fiscal Council
Committees - Advisory Committees
CEO - President
ED - Executive Directors

* In cases involving members of Vale's Executive Committee, Board of Directors, Fiscal Council and Advisory Committees, the Board is responsible for the definition and application of consequences.

Misconduct identified through an allegation received by the Whistleblower Channel:


Misconduct allegation
Compliance Department
Investigation
Allegation confirmed?
Yes
Involves:
• Vale's VP, members of BD, FC or Committees;
• CEO/ED of entities in Vale's System; or
• Material financial impact
Yes
* Report immediately to the Audit Committee and to the Board of Directors
No
Classify the misconduct according to the Table of Severity
Define consequence to be applied according to the Table of Consequences
Inform the superior
Cases of disagreement in defined consequence?
Yes
1º - Conduct and Integrity Committee
2º - Audit Committee
3º - Board of Directors
Consequence Application
Register in the consequences database
No
Consequence Application
Register in the consequences database

VP - Vice President
BD - Board of Directors
FC - Fiscal Council
Committees - Advisory Committees
CEO - President
ED - Executive Directors

* In cases involving members of Vale's Executive Committee, Board of Directors, Fiscal Council and Advisory Committees, the Board is responsible for the definition and application of consequences.